Exhibit 99.1

FEMSA Announcement regarding Grupo Socofar

Monterrey, Mexico, December 23, 2019 — Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that its minority partner in Grupo Socofar (“Socofar”) has notified to FEMSA Comercio the exercise of its put right to sell its remaining 40% interest in Socofar. Upon closing of this transaction, FEMSA, through its subsidiaries, will become the sole shareholder of Socofar.

Per the terms of the put option, the valuation for Socofar was determined through a fair market procedure carried out by independent investment bankers, and the final price to be paid for the 40% interest is subject to local currency exchange adjustments to be made at closing.

Closing of the transaction is expected during the month of January 2020.

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About FEMSA Comercio

FEMSA Comercio is a company that creates economic and social value in the countries where it has presence. It operates different small-format store chains in Mexico, Colombia, Chile, Peru and Ecuador, among which there are OXXO proximity stores, drugstores under the brands YZA, Farmacon, Moderna, Cruz Verde, Fybeca and SanaSana, and Maicao beauty stores. It also operates service stations in Mexico under the OXXO GAS brand. Through its business units, FEMSA Comercio has more than 180,000 employees and serves more than 13 million consumers every day.

About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

December 23, 2019	1